Bio Lab Naturals, Inc.
7400 E. Crestline Circle, Suite #130
Greenwood Village, CO 80111
Phone 720-273-0433

October 14, 2020

VIA EDGAR
United States Securities & Exchange Commission
Division of Corporation Finance
Office of Trade and Services
Washington, D.C 20549

Re:

Bio Lab Naturals, Inc.
Registration Statement on Form S-1
Acceleration Request
File No. 333-239640

Dear Sir or Madame:

The undersigned, Bio Lab Naturals, Inc., a Delaware corporation (the "Registrant"), has filed a Registration Statement on Form S-1 (File No. 333-239640) (the "Registration Statement") with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended.

The Registrant hereby acknowledges that:

•should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Registrant respectfully requests that the effective date of the Registration Statement be accelerated to 4:00 PM on October 16, 2020 or as soon thereafter as is possible.

Sincerely,

Bio Lab Naturals, Inc.

W. Edward Nichols, III, CEO